Quarterly Review - December 31, 2007
FMI Provident Trust
Strategy Fund
Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.
Manager - The FMI Provident Trust Strategy Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee. On September 9, 2002, the shareholders of the Fund named Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management. Provident was founded in 1999 and is controlled by the principals of the firm.
Investment Professionals - J. Scott Harkness, CFA, President and Chief Executive Officer of Provident Trust Company, is responsible for day-to-day management of the Fund.
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500 1 domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.
Fund Information
Inception Date	12/30/1986
Net Assets	$57.0 million
Net Asset Value	$7.76
Expense Ratio	1.00%
Ticker	FMIRX
Top Ten Holdings
Accenture Ltd.	5.7%
Express Scripts, Inc.	5.6%
Fastenal Co.	5.5%
Cognizant Technology Solutions Corp.	5.5%
Charles Schwab Corp.	5.5%
T. Rowe Price Group Inc.	5.3%
Infosys Technologies Ltd. SP-ADR	5.2%
Jacobs Engineering Group Inc.	4.7%
Manpower Inc.	4.7%
Helmerich & Payne, Inc.	4.6%
Portfolio Characteristics
Weighted average market cap	$14.9 billion
Median market cap	$10.7 billion
P/E ratio (forward 4 quarters)	18.1x
Estimated L-T earnings growth rate	18.0%
Return on equity (ROE)	25.5%
Number of holdings	14
Top Ten Sectors
Performance	Q4 2007	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-3.60%	4.77%	9.80%	14.60%	6.76%	10.73%
S&P 500[1]	-3.33%	5.49%	8.62%	12.82%	5.91%	11.48%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary -Calendar 2007 was a difficult year for valuation-conscious investors like Provident Trust, and the most pleasant year for momentum investors since 1999.  No investment style wins every year and we are grateful to post close to the index results of +4.77% vs. +5.49% for the S&P 500 in spite of too much retail and too little energy/momentum. Valuation favors stocks with the S&P 500's earnings yield at 6% vs. 4% for the 10 year Treasury. For 2008, stock prices will suffer from flat earnings on a 15-18x valuation, for an S&P 500 2008 range of 1350-1620 (-6% to +12% 2008 return). We will reduce our cash position as the credit crisis subsides and consensus earnings estimates drop to a more realistic level.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.